HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 (Expressed in US Dollars unless otherwise indicated)

The following discussion is management's assessment and analysis of the results of operations, cash flows and financial condition of HIVE Blockchain Technologies Ltd. ("HIVE" or the "Company") on a consolidated basis for the three months and year ended March 31, 2022, and should be read in conjunction with the accompanying audited consolidated financial statements and related notes for the year ended March 31, 2022. These documents and additional information regarding the business of the Company are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system maintained by the Securities and Exchange Commision (the "SEC") at www.sec.gov/EDGAR and the Company's website at www.hiveblockchain.com. The preparation of financial data is in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and all figures are reported in United States dollars unless otherwise indicated.

This Management's Discussion & Analysis contains information up to and including July 19, 2022.

BUSINESS OVERVIEW

HIVE Blockchain Technologies Ltd. is a growth oriented company listed on the TSX Venture Exchange ("TSXV") and the NASDAQ Capital Markets Exchange ("NASDAQ").  Because the Company substantially holds the Bitcoin and Ethereum that it derives from its mining operations, we view the Company as a bridge from the blockchain sector to traditional capital markets. HIVE operates state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland.  These facilities mainly produce newly minted Bitcoin and Ethereum continuously in the cloud. Our assets provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins. HIVE's cryptocurrency mining operations are all powered by green energy, either renewable hydroelectricity or geothermal, with the major data centres being: 1) A Bitcoin mining operation at a facility in New Brunswick, Canada that we own, currently equipped with approximately 16,400 new generation ASIC mining rigs with an aggregate operating hash rate of approximately 1,400 PH/s, utilizing approximately 56MW of power capacity; 2) A Bitcoin mining operation at a leased facility in Quebec, Canada, currently equipped with approximately 6,800 new generation ASIC mining rigs with an aggregate operating hash rate of approximately 530 petahashes per second (PH/s), utilizing approximately 27 megawatts (MW) power but with available power capacity of 30MW; 3) In Sweden, a leased facility equipped with approximately 17,600 custom and efficient GPU rigs with an aggregate operating hash rate of approximately 5,750 gigahashes per second (GH/s) currently mining Ethereum and utilizing approximately 17MW power; and; 4) In Iceland, a leased facility equipped with approximately 2,450 custom and efficient GPU rigs with an aggregate operating hash rate of approximately 560 GH/s currently mining Ethereum and Ethereum Classic while utilizing approximately 2.5MW of power.  In addition to the above major data centers, HIVE has 350 PH/s of Bitcoin mining capacity from approximately 4,700 ASIC mining rigs utilizing approximately 10MW of power in Iceland and Sweden.  All the mining power is being utilized by HIVE to generate mining rewards that are paid in Bitcoin and Ethereum and that we generally retain in secure storage. These operations provide shareholders with exposure to the operating margins of digital currency mining which the Company believes is currently the most profitable application of the Company's computing power. We have not pledged or staked our BTC or ETH to earn additional revenue because of counter party risk concerns and cost of borrowing has been too high.

The Company recognizes revenue from the provision of transaction verification services, known as 'cryptocurrency mining', for which the Company receives digital currencies and records them at their fair value on the date received.

FY 2022 Highlights

  Generated revenue of $211.2 million, with a gross mining margin1  of $163.9 million
  Mined 2,368 Bitcoin and 31,840 Ethereum during the year ended March 31, 2022
  Earned net income of $79.6 million for the year
  Increased working capital by $76.5 million during the year ended March 31, 2022
  Digital currency assets of $170.0 million, as at March 31, 2022

__________________________________________________

1 Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" below.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

The Company is a reporting issuer in each of the Provinces and Territories of Canada and is a reporting issuer under the Securities Exchange Act of 1934 in the United States.  The Company's shares are listed for trading on the TSXV, under the symbol "HIVE.V", as well as on the NASDAQ Capital Market under "HIVE" and on the Open Market of the Frankfurt Stock Exchange under the symbol "HBFA.F". The Company's head office is located at Suite 855, 789 West Pender Street, Vancouver, BC, V6C 1H2, and the Company's registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

DEFINED TERMS

ASIC:

An ASIC (application-specific integrated circuit) is a microchip designed for a special application, such as a particular kind of transmission protocol or a hand-held computer.  In the context of digital currency mining ASICs have been designed to solve specific hashing algorithms efficiently, including for Bitcoin mining.

Bitcoin or BTC:

Bitcoin refers to the native token of the Bitcoin network which utilizes the SHA-256 algorithm. Bitcoin is a peer-to-peer payment system and the digital currency of the same name which uses open source cryptography to control the creation and transfer of such digital currency.

Bitcoin Network:	The network of computers running the software protocol underlying Bitcoin and which network maintains the database of Bitcoin ownership and facilitates the transfer of Bitcoin among parties.
Blockchain:

A Blockchain is an immutable, decentralized public transaction ledger which records transactions, such as financial transactions in cryptocurrency, in chronological order. Bitcoin and Ethereum are the largest examples of a public blockchain.

Ether or ETH or Ethereum:

Ether, ETH or Ethereum refers to the native token of the Ethereum Network which utilizes the ethash algorithm. Ethereum is a global, open-source platform for decentralized applications. Ethereum, ETH and Ether are used interchangeably to refer to the cryptocurrency.

Ethereum Classic:	Ethereum Classic refers to the native token of the Ethereum Classic Network.
GPU:	A GPU or Graphics Processing Unit, is a programmable logic chip (processor) specialized for display functions. GPUs have proven to be efficient at solving digital currency hashing algorithms.
Hashrate:	Hashrate is a measure of mining power whereby the expected revenue from mining is directly proportional to a miner's hashrate normalized by the total hashrate of the network.
Mining:

Mining refers to the provision of computing capacity (or hashing power) to secure a distributed network by creating, verifying, publishing and propagating blocks in the blockchain in exchange for rewards and fees denominated in the native token of that network (i.e. Bitcoin or Ethereum, as applicable) for each block generated.

Network Difficulty:	Network difficulty is a measure of how difficult it is to find a hash below a given target.
Proof of Work:

Under proof of work consensus, miners performing computational work on the network update the ledger; miners are incentivized to protect the network and put forth valid transactions because they must invest in hardware and electricity for the opportunity to mine coins on the network.  The success of a miner's business relies on the value of the currency remaining above the cost to create a coin.

Proof of Stake:

Under proof of stake consensus stakers who have sufficiently large coin balances 'staked' on the network update the ledger; stakers are incentivized to protect the network and put forth valid transactions because they are heavily invested in the network's currency.

Revaluation of Digital Currencies:	Refers to the recognition of fair value adjustments to digital currency holdings based on available market prices at a point in time.
SHA-256:

SHA-256 is a cryptographic Hash Algorithm.  A cryptographic hash is a kind of 'signature' for a text or a data file.  SHA-256 generates an almost-unique 256-bit (32-byte) signature for a text.  The most well-known cryptocurrencies that utilize the SHA-256 algorithm are Bitcoin and Bitcoin Cash.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

OUTLOOK

Operations

The Company has continued to utilize its cash flow generated from its Ethereum mining operations to upgrade and expand its Ethereum mining equipment with a major purchase of the latest NVIDA GPU chips which allow us to pivot the use of these chips for HPC or Higher Performance Computing which are used in the Gaming, AI, and rendering industries and to support the scaling up of its recently acquired Bitcoin mining operation in Canada.

COVID-19 and Upgrade Program

As it relates to the continuing impact from the COVID-19 virus, HIVE has enacted various measures to protect its employees and partners and prevent disruption to operations because of COVID-19, in alignment with local governments as well as national and international agency recommendations. These include ceasing non-essential travel and having employees work remotely.  The Company has reduced staff on site at its locations through aggressive work at home policies; however, the Company has been able to maintain full uptime of its cryptocurrency mining operations and its data centres and its supply chain continues to operate with only minimal disruption. The Company operates with a lean administrative structure and has few employees, as cryptocurrency mining is not a human capital-intensive industry. The Company's data centres are located in sparsely populated areas near the Arctic Circle in Europe, in rural Quebec and in New Brunswick near the border of Maine.  Most operations management can be accomplished remotely, and any necessary equipment maintenance can be achieved by minimal staff utilizing personal protective equipment and maintaining physical distancing.  In spite of the preventative measures undertaken, the Company continues to be at risk of operational inefficiencies directly related to COVID-19 because of difficulties in the mobility of the Company's technical employees within Europe.  These mobility issues have alleviated somewhat over the past 6 months but continue to be present.  The Company continues to caution that current global uncertainty with respect to the spread of the COVID-19 virus and emerging variants and its effect on the broader global economy may have a significant negative effect on the Company.  While the precise impact of the COVID-19 virus on the Company remains unknown, the rapid spread of the COVID-19 virus and its variants may have a material adverse effect on global economic activity and can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

HIVE has undertaken a program to upgrade and expand its GPU equipment to maintain its Ethereum mining industry footprint.  The negative impact on the global supply chain related to the COVID-19 pandemic has continued to present challenges including increased shipping costs and obtaining equipment from China on a timely basis, which has extended this project into calendar 2022.  The Company faces uncertainty in the availability of equipment from suppliers as it relates to the Company's ASIC equipment. These continuing challenges are not just impacting our operations but are impacting all industries.  In addition, the cost of air and sea freight have surged over 100%. The chip shortage, high shipping costs, and challenging logistical processes are global issues associated with the COVID-19 pandemic.

Even though the COVID-19 pandemic affects have had a negative impact on HIVE, the Company was resilient and successfully completed two major acquisitions in April 2020 and April 2021.  Notwithstanding global supply chain delays, we have been able to expand our footprint in Canada for "green and clean" crypto coins.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

Ethereum Mining Industry Revenues of U.S. dollars per Day for each 1 Megahash per second of computing power;

April 1, 2021 - June 9, 2022

Source: bitinfocharts.com

  The economics of Ethereum mining have remained consistent after the London hardfork in early August. Despite difficulty increases in Winter 2021, strong Ethereum price action has kept Ethereum mining economics within a range of US$0.06 to US$0.10 per MH/s per day for the fiscal period from September 2021 to December 2021.  These results are consistent with Summer 2021 Ethreum mining economics prior to the London hardfork. There was general speculation that the new fee structure for miners (originally designed to lower transaction fees to make Ethereum a more economical blockchain for end-users) would have a negative impact on profitability. While the London hardfork in early August 2021 has not correlated to a negative impact on Ethereum mining economics in the months that followed, in January 2022  we did experience an Ethereum price correction to below US$3,000 which yielded mining economics in the US$0.04 to US$0.06 per MH/s range. However in February 2022, signs of recovery emerged as Ethereum's price moved above US$3,000We had seen a strong support at US$0.04 per MH/s from February through to May, however since the correction in Ethereum prices had lead ETH down to approximately USD$1,000, the current mining economics are in the $0.015 per MH/s range. The Company believes that this represents the interim revenue floor for Ethereum mining, until the market shows signs of recovery. On a 3 year review, the lowest Ethereum mining revenues encountered in the most bearish periods of 2019 and 2020, Ethereum mining was US$0.01 per MH/s.
  The Company believes the outlook for Ethereum mining is positive, as a robust, immutable and decentralized Layer 1 cryptocurrency is essential to blockchain technology thriving, as code-based machinations (such as algorithmic stablecoins and DeFi protocols) have been where exploits and margin calls have originated, causing detriment to the broader eco-system.  The Company notes that the proof-of-work cryptocurrency standard has been questioned as being too energy intensive.  We became members of The Bitcoin Mining Council to educate the public because there has been substantial  disinformation on the amount of energy being consumed for PoW ‘Proof of Work’ mining.  Hive created a 3 minute video in 4 language for the public to better understand the facts and can be viewed on YouTube.  There is a stated desire within the Ethereum eco-system to move to a proof-of-stake format, which would be less energy intensive, however, there is a risk the regulatory bodies will strive to make all PoS into securties.  PoW has been recognized as the only way to make a digital asset like Bitcoin. The Company believes the broader Ethereum ecosystem derives resilience, decentralization and high security by Ethereum remaining as a proof-of-work system, and expects it to remain as such for years to come.
  Ongoing production and delivery delays continue to be experienced at some of the major mining equipment manufacturers.  It is likely that network difficulty may rise significantly in the future if prices continue to increase, and the production and delivery delays are not solved.  If Ethereum price rises in step with the increase in Difficulty, Ethereum mining market conditions would be preserved.  Alternatively, a rise in Difficulty without such an increase in price will negatively impact Ethereum mining market conditions and profitability.  We have seen some stabilization in Ethereum Difficulty where there was an accompanying price correction, purusuant to the observed "revenue floors" observed in the last 3 years, described above where ETH mining revenues were never below US$0.01 per MH/s.  The reason being that, below certain revenues thresholds, many miners cannot profitably operate and shut down, and thus the Difficulty lowers.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated
  Finally, the Company notes that its Ethreum mining operations are very competitive on a global scale. There are millions of hobby miners from the gaming and design world who use their GPU chips to mine when they go to sleep. Currently, with ETH prices at approximately $1,000 USD, the Company's legacy fleet of ETH mining GPUs (such as the RX580 which is approximately 80% of our fleet) still generate approximately $0.10 per KWHR of revenue, and the Company's new generation Nvidia data centre grade GPUs generate approximately $0.20 per KWHR of revenue. With respect to power costs in Sweden where these cards are operated, the Company recently hedged 24MW of power in Sweden at approximately $0.03 per KWHR. Therefore, by expressing revenues in $/KWHR (which are currently in the ranges of $0.10 to $0.20 per KWHR) it is easy to compare to power cost (at approximately $0.03 per KWHR), to have a good indication of profit margins. The Company's Ethereum mining operations are still profitable with a healthy margin.

Bitcoin Mining Industry Revenues of U.S. dollars per Day for each 1 Terahash per second of computing power:

April 1, 2021 - June 9, 2022

Source: bitinfocharts.com

  Bitcoin market conditions for miners during the Winter of 2021 were similar to the strongly favourable conditions from February to May 2021, where $/TH/day revenues were between US$0.25 to US$0.45. However, following near year-round highs in November 2021, December saw a correction in Bitcoin price which affected mining economics, putting mining economics in the US$0.20 to US$0.30 per $/TH per day range. This downward trend continued in January 2022, putting the range from US$0.16 to US$0.25 per $/TH/day revenues, although stabilizing and receiving to approximately US$0.20 per $/TH/day in early February 2022.  This was a result of increased Difficulty.  Bitcoin prices fell below US$40,000 in January, 2022, only to find support and emerge above US$40,000 in February, 2022.  HIVE has encountered some seasonal high electricity prices in some of its operating jurisdictions (including electrical curtailment at the request of utility providers for load-balancing). Nonetheless, mining economics are still relatively healthy on a historical basis (comparing the last three years), and also are still profitable across the board for all of HIVE's Bitcoin operations, despite temporary seasonal electricity high prices due to the extreme cold weather.

Industry subject to evolving regulatory and tax landscape

Both the regulatory and tax landscape for digital companies is evolving.  The changing regulatory landscape applies  to sectors that are based on blockchain, distributed ledger, technology and the mining, the use, sale and holding of tokens, or digital currencies, and the blockchain technology networks that support them.

Operating in an emerging industry, the Company must adapt to significant changes in regulatory, tax and industry rules and guidelines and obtain regulatory and tax advice from external global experts.  In addition, regulations and the rules, rates, interpretations, and practices related to taxes, including consumption taxes such as value added taxes (VAT), are constantly changing.

The Company's headquarters are in Vancouver, British Columbia, Canada and as such the Company is subject to the jurisdiction of the laws of B.C. and Canada.  The Company intends to manage its data centres and trading operations from Bermuda in order to simplify tax expectations and extend its eligible trading window for its cryptocurrencies, as Bermuda is under the Atlantic Standard Time zone.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

However, the Company also has assets in a variety of other countries and is subject to changes in political conditions and regulations within these markets.  Changes, if any, in policies or shifts in political attitude could adversely affect the Company's operations or profitability.

Operations may be affected in varying degrees by government regulations and decisions with respect to, but not limited to, restrictions on price controls, currency remittance, income and consumption taxes, foreign investment, maintenance of claims, environmental legislation, land use, electricity use and safety. Additionally, cryptocurrency prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond the Company's control, including hacking, demand, inflation, and expectations with respect to the rate of inflation, global or regional political or economic events.

On-going and future regulatory or tax changes, actions or decisions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company's operations. The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and adverse to the Company.

For example, governments may in the future curtail or outlaw the acquisition, use or redemption of cryptocurrencies. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the Company's common shares. Such a restriction could result in the Company liquidating its cryptocurrency inventory at unfavorable prices and may adversely affect the Company's shareholders.

The Company believes the present attitude to blockchain technology, and the digital currency mining industry is increasingly favourable in many countries, but conditions may change. Operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, foreign exchange controls, income and other taxes, and environmental legislation.

GENESIS SETTLEMENT AGREEMENT

On June 28, 2019 the Company announced that it had reached a settlement  with Genesis (the "Settlement Agreement") which positively resolved prior misunderstandings and disagreements.  As part of the settlement the Company assumed responsibility for the operation of the Sweden and Iceland data centres from Genesis.

After the Settlement Agreement, the Company received invoices under the Master Services Agreement from Genesis which the Company is disputing on the basis, inter alia, that the Company believes Genesis is in breach of its obligations of general and preventative maintenance, monitoring, repair, in-warranty repair or replacement of defective equipment and components of the Company's equipment at the Iceland Facility.

Additionally, after the Settlement Agreement, the Company is disputing with Genesis the amounts owed to the Company under the Cloud Mining Agreement.

NORWAY ACQUISITION

In May 2018 the Company acquired Liv Eiendom AS ("Liv Eiendom") and Kolos Norway AS ("Kolos") for total consideration of $12.3 million.

The property was expected to provide access to low-cost power in a cold climate, sourced from green and renewable energy sources for future growth opportunities.  However, in early December 2018 the Norwegian Parliament approved a legislative bill that terminated tax relief on electrical power used by cryptocurrency miners.  As a result of this bill, which was aimed specifically at our industry, this site was no longer economically viable for mining operations.

Under the Norway agreement, as of March 31, 2021, the Company did not have rights to the land itself, but instead had the right to develop the land if certain provisions are met.  These provisions included raising approximately $22 million (200 million Norwegian Krone) before March 2021. The Company did not meet this condition and, as a result, the local Ballangen municipality took back the land. In our financial statements, the land rights are considered impaired, and the land has been written down to $nil for financial reporting purposes.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

On May 10, 2021, the Company sold its Norwegian subsidiary, Kolos, to the local community under a share purchase agreement.  Under the agreement the Company transferred all the shares of Kolos to the municipality, together with a payment of $200,000.

INTEL SUPPLY AGREEMENT

On March 7, 2022, the Company entered into a Supply Agreement with Intel Corporation for the purchase of its new generation of application specific integrated circuits ("ASICs") designed specifically for processing SHA-256 cryptographic hash functions and associated software, known as Intel's "Blockscale".

The Company has also entered into a manufacturing agreement with an ODM (original design manufacturer) that has expertise in electronics manufacturing and experience manufacturing integrated systems for Intel.  The ODM will integrate Intel's Blockscale ASICs into an air-cooled Bitcoin mining system.  The Company's engineering team will draw on its expertise in hardware and software implementation and will work closely with Intel and the ODM partner on the systems integration. These miners are expected to be delivered over a period of one year starting in the second half of calendar year 2022, the effect of which, when installed, would be an expected increase of up to 95% in the Company's aggregate Bitcoin mining hashrate, or by 1.8 Exahash per second.

QUEBEC ACQUISITION

On April 8, 2020 the Company completed its acquisition of 9376-9974 Quebec Inc. ("9376"), a dedicated cryptocurrency mining operation at a leased facility located in Lachute, Quebec from Cryptologic Corp. ("Cryptologic").

In consideration for 100% of the common shares of 9376, the Company paid total consideration of $3,738,809 consisting of:

(i) Issuance of 3,000,000 common shares on closing valued at a price of C$1.15 per common share for a total of $2,458,470 (C$3,450,000); and

(ii) Cash payment of $1,235,873 (C$1,734,315) and a holdback of $44,466.

The allocation of the total purchase price to the net assets acquired is as follows:

Prepaid expenses	$719,699
Plant and equipment	2,322,077
Right of use asset	2,469,327
Intangible asset*	872,545
Accounts Payable	(175,512)
Lease liability	(2,469,327)
Net assets acquired	$3,738,809
Cash paid	1,235,873
Shares issued	2,458,470
Holdback payable	44,466
Total consideration	$3,738,809

*Intangible asset relates to favourable supply arrangements acquired as part of the business acquisition and is being amortized over the term of the existing facility lease.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

GPU ATLANTIC ACQUISITION

On April 15, 2021, the Company completed the acquisition of 100% of the common shares of GPU Atlantic.  In consideration for 100% of GPU Atlantic, the Company paid total consideration of 1,000,000 common shares on closing valued at a total of $18.6 million (C$23.7 million). 200,000 of the common shares were allocated to a holdback subject to an earn-out payable upon meeting certain earn-out conditions. All 200,000 common shares allocated to the holdback were issued as of March 31, 2022.

As part of the acquisition agreement, the Company agreed to spend C$6,000,000 on construction and development at the data centre campus owned by GPU Atlantic. The Company is currently on track to fulfill this commitment.

GPU Atlantic has a 50-megawatt data centre campus located in New Brunswick, Canada.

Current assets	$671,709
Plant and equipment	12,898,994
Land	662,910
Building	4,576,290
Sales taxes refunds	75,780
Intangible assets*	696,192
Goodwill**	13,154,585
Accounts payable	(3,198,591)
Long-term debt	(10,978,065)
Net Assets Acquired	$18,559,804

Consideration paid	Contingent to April 15, 2021	Closing to March 31, 2022
Closing common shares - 800,000	15,174,278	15,174,278
Milestone common shares - 200,000	3,385,526	2,017,054
Total consideration	$18,559,804	$17,191,332

As part of the transaction, the Company also acquired a $10,978,065 (C$13,639,249) term loan included in the long-term debt acquired.

* Intangible asset represent an internally generated mining monitoring, tracking and generating software.

** Goodwill represents expected synergies, future income growth potential, and other intangibles that do not qualify for separate recognition. None of the goodwill arising on the acquisition is expected to be deductible for tax purposes.

The purchase price allocation for acquisitions reflects various fair value estimates which are subject to change within the measurement period. The primary areas of purchase price allocation that are subject to change relate to the fair values of certain tangible assets, the valuation of identifiable intangible assets acquired, and residual goodwill. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company's consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected.

INVESTMENT IN VALOR

On April 21, 2021, the Company completed a share swap transaction with Valor Inc. ("Valor") (formerly DeFi Technologies Inc.), pursuant to which HIVE received 10,000,000 common shares of Valor, in exchange for 800,000 common shares of the Company, valued at C$16.0 million.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

CONVERTIBLE DEBENTURE

On January 12, 2021, the Company closed its non-brokered private placement of unsecured debentures (the "Debentures"), for aggregate gross proceeds of $15,000,000 with U.S. Global Investors, Inc. ("U.S. Global").  The Executive Chairman of the Company is a director, officer and controlling shareholder of U.S. Global.

The Debentures will mature on the date that is 60 months from the date of issuance, bearing interest at a rate of 8% per annum.  The Debentures will be issued at par, with each Debenture being redeemable by HIVE at any time, and convertible at the option of the holder into common shares (each, a "Share") in the capital of the Company at a conversion price of C$15.00 per Share.  Interest will be payable monthly, and principal will be payable quarterly.  In addition, U.S. Global will be issued 5 million common share purchase warrants (the "January 2021 Warrants"). Each five whole January 2021 Warrants will entitle U.S. Global to acquire one common at an exercise price of C$15.00 per Share for a period of three years from closing. The Company has been paying down this debt on a quarterly basis and the total debt as of year end is $11.3 million.

AT-THE-MARKET EQUITY PROGRAM

On February 2, 2021, the Company entered into an equity distribution agreement ("Equity Distribution Agreement") with Canaccord Genuity Corp. Under the Equity Distribution Agreement, the Company was provided the option to to sell up to US$100 million of common shares in the capital of the Company at their discretion (the "ATM Equity Program"). The termination of the ATM Equity Program was effective as of March 8, 2022.

For the year ended March 31, 2022, the Company issued 2,174,500 common shares (the "ATM Shares") pursuant to the ATM Equity Program for proceeds of C$43,588,175 ($34,956,134). The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$19.44. Pursuant to the Equity Distribution Agreement associated with the Equity Distribution Agreement, a cash commission of $1,048,683 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the Equity Distribution Agreement.

The Company used the net proceeds from the Equity Distrubtion Agreement for the purchase of data centre equipment, strategic investments especially in building our BTC assests on our balance sheet and ended the year with 2,368 BTC, and general working capital.

BOUGHT-DEAL PRIVATE PLACEMENT

On November 30, 2021, the Company completed an agreement with Stifel GMP as lead underwriter and sole bookrunner to include a syndicate of underwriters (the "Underwriters"), whereby the Underwriters agreed to purchase, on a bought-deal basis, 3,834,100 special warrants of the Company (the "Special Warrants") at a price of C$30.00 per Special Warrant for aggregate gross proceeds to the Company of C$115,023,000 (the "Offering").

On January 11, 2022, each Special Warrant was deemed to be converted into one Unit comprised of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant being a "January 2022 Warrant").  Each January 2022 Warrant is exercisable for one share on or before May 30, 2024, at an exercise price of C$30.00 per Share. The funds were used to expand our BTC production and data center build out.

BOREALIS HOSTING AGREEMENT

On November 25th, 2021, HIVE Blockchain Iceland ehf entered into a service agreement with Borealis Data Park ehf, for the hosting of equipment in Iceland. The agreement enables the hosting of approximately 1200 new generation Bitcoin miners, or 4.5 MW of capacity, over a period of 36 months, using green energy. The completion of the Borealis facility, and subsequent installation of HIVE ASIC miners, resulted in the hashrate coming online in March 2022.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

CONSOLIDATED RESULTS OF OPERATIONS

Below is an analysis of the Company's revenue and gross mining margin:

	Q4 2022	Q3 2022	Q2 2022	Q1 2022
		Restated	Restated	Restated
Revenue	$49,783,515	$68,844,789	$53,573,052	$38,982,673

Operating and maintenance	(26,910,860)	(6,526,317)	(7,593,349)	(6,220,684)
Depreciation	(35,503,723)	(14,992,288)	(9,626,529)	(6,899,182)
	(12,631,068)	47,326,184	36,353,174	25,862,807

Gross mining margin	22,872,655	62,318,472	45,979,703	32,761,989
Gross mining margin % (1)	46%	90%	86%	83%
Gross margin %	-25%	68%	67%	65%

Revaluation of digital currencies (2)	1,082,011	(1,083,669)	1,702,190	(1,675,953)
Gain (loss) on sale of digital currencies	(30,908)	(7,061)	7,782	81,469

Share based compensation	(1,279,573)	(1,672,614)	(1,478,637)	(2,322,426)
General expenses	(4,313,365)	(1,691,676)	(2,633,025)	(2,314,873)
Foreign exchange gain (loss)	6,333,881	(1,676,763)	(1,888,166)	528,868
Impairment of goodwill and intangibles	(13,330,029)	-	-	-
Gain on sale of mining assets	2,206,531	-	-	-
Unrealized (loss) gain on investments	(13,073,179)	11,875,641	6,168,239	(5,808,523)
Change in fair value of derivative liability	10,131,608	590,837	914,392	(885,612)
Change in fair value of contingent consideration	1,368,472	-	-	-

Gain on sale of subsidiary	-	-	-	3,171,275
Finance expense	(736,835)	(2,508,486)	(305,147)	(319,644)
Tax expense	(2,416,000)	-	-	-
Net income from continuing operations	$(26,688,454)	$51,152,393	$38,840,802	$16,317,388

EBITDA (1)	$11,968,104	$80,576,106	$69,759,555	$20,744,028
Adjusted EBITDA (1)	$11,789,084	$77,605,266	$52,306,163	$29,273,518

(1) Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" below.

(2) Revaluation is calculated as the change in value (gain or loss) on the coin inventory.  When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

Revenue

For the year ended March 31, 2022, revenue was $211.2 million, an increase of approximately 212% from the prior year. The increase was primarily due to an increase in cryptocurrency prices, the increased production of Bitcoin as a result of the Quebec and GPU Atlantic facility acquisitions, and from the installation of newly acquired miners for those facilities.

Gross Mining Margin and Gross Mining Margin %

For the year ended March 31, 2022, HIVE's gross mining margin percentage was 78% against 76% for the prior year.

The Company's gross mining margin from digital currency mining is partially dependent on various external network factors including mining difficulty, the amount of digital currency rewards and fees it receives for mining, and the market price of the digital currencies at the time of mining. The highest gross margins were in mining ETH.

The average monthly Ethereum market data from April 2021 to March 2022 was as follows:

	April	May	June	July	August	September
Ethereum	2021	2021	2021	2021	2021	2021
Average price	$2,298	$3,141	$2,336	$2,131	$3,098	$3,337
Average daily total miner revenue in ETH,
i.e. fees plus newly minted coins	24,047	23,012	15,813	16,334	20,527	24,039
Average daily hashrate	529,139	604,692	559,149	521,910	615,597	699,841

	October	November	December	January	February	March
Ethereum	2021	2021	2021	2022	2022	2022	F2022
Average price	$3,819	$4,434	$4,045	$3,055	$2,868	$2,876	$3,120
Average daily total miner revenue in ETH,
i.e. fees plus newly minted coins	24,286	26,985	22,575	27,798	22,344	18,226	22,166
Average daily hashrate	755,796	841,066	914,570	971,448	1,007,127	1,008,990	752,444

Sources: Coinmarketcap.com, Glassnode.com, Etherscan.io

The average monthly Ethereum market data from April 2020 to March 2021 was as follows:

	April	May	June	July	August	September
Ethereum	2020	2020	2020	2020	2020	2020
Average price	$172	$208	$236	$259	$402	$368
Average daily total miner revenue in ETH,
i.e. fees plus newly minted coins	14,221	15,179	16,728	17,704	22,774	28,559
Average daily hashrate	176,715	181,900	185,854	191,035	208,026	244,137

	October	November	December	January	February	March
Ethereum	2020	2020	2020	2021	2021	2021	F2021
Average price	$376	$486	$622	$1,203	$1,700	$1,737	$648
Average daily total miner revenue in ETH,
i.e. fees plus newly minted coins	18,430	17,843	19,130	22,350	28,672	25,570	20,597
Average daily hashrate	261,013	271,021	286,378	327,932	392,202	447,510	264,477

Sources: Coinmarketcap.com, Glassnode.com, Etherscan.io

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

For reference, the following shart shows Ethereum price vs Ethereum miners' revenues in Ether block rewards and transaction fees vs network hash rate*  for the 24-month period from April 2020 to March 2022:

Source: Glassnode.com

* Network Hash rate - The historical measure of the processing power of the Ethereum network.

The average monthly Bitcoin market data from April 2021 to March 2022 was as follows:

	April	May	June	July	August	September
Bitcoin	2021	2021	2021	2021	2021	2021
Average price	$57,207	$46,443	$35,845	$34,445	$45,709	$45,940
Average daily total miner revenue in BTC,
i.e. fees plus newly minted coins	994	978	776	907	990	947
Average daily difficulty (in millions)	23,317,563	23,162,908	20,408,893	14,471,974	15,565,176	18,410,092

	October	November	December	January	February	March	Average
Bitcoin	2021	2021	2021	2022	2022	2022	F2022
Average price	$57,912	$60,621	$49,263	$41,114	$40,763	$41,966	$46,436
Average daily total miner revenue in BTC,
i.e. fees plus newly minted coins	959	925	938	950	926	927	935
Average daily difficulty (in millions)	19,864,683	22,196,881	23,588,402	25,144,523	27,209,429	27,569,750	21,742,523

Sources: Coinmarketcap.com, Glassnode.com, Blockchain.com

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

The average monthly Bitcoin market data from April 2020 to March 2021 was as follows:

	April	May	June	July	August	September
Bitcoin	2020	2020	2020	2020	2020	2020
Average price	$7,224	$9,263	$9,489	$9,590	$11,652	$10,660
Average daily total miner revenue in BTC,
i.e. fees plus newly minted coins	1,908	1,283	990	1,007	1,020	1,026
Average daily difficulty (in millions)	14,920,681	15,713,352	14,873,312	16,650,895	17,066,713	18,108,004

	October	November	December	January	February	March	Average
Bitcoin	2020	2020	2020	2021	2021	2021	F2021
Average price	$11,887	$16,646	$21,983	$34,762	$46,307	$54,998	$20,372
Average daily total miner revenue in BTC,
i.e. fees plus newly minted coins	959	1,045	1,009	1,041	1,054	1,025	1,114
Average daily difficulty (in millions)	19,623,036	17,494,373	18,864,893	20,180,891	21,449,568	21,655,355	18,050,089

Sources: Coinmarketcap.com, Glassnode.com, Blockchain.com

For reference, the following chart shows Bitcoin price vs Bitcoin miners' revenues (in Bitcoin block rewards and transaction fees) vs block difficulty* for the 24-month period from April 2020 to March 2022:

Source: Glassnode.com

* Block Difficulty - A relative measure of how difficult it is to find a new block. The difficulty is adjusted periodically as a function of how much hashing power has been deployed by the network of miners.

The block reward is how new bitcoin is "minted" or brought into the economy. These rewards, which started at 50 Bitcoin at inception of the network in 2009, halve every 210,000 blocks, with the halving that occurred on May 11, 2020 resulting in a reward of 6.25 Bitcoin per block vs 12.5 immediately prior to the halving.  The next halving which will reduce the reward to 3.125 Bitcoin per block is currently projected to happen in April or May 2024.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

Total Assets

Total assets increased to $452.3 million as at March 31, 2022 from $178.3 million at March 31, 2021, primarily due to the increase in plant and equipment of $155.9 million, increase in digital currencies by $112.5 million, increase in investments by $16.0 million, increase in long-term deposits by $14.2 million, decrease in intangible asset by $0.3 million, decrease in amounts receivable and prepaids by $0.8 million and an increase in long- term receivable of $1.8 million, offset by a decrease in cash by $35.0 million and a increase in a right of use asset consisting of a long-term office lease, by $9.6 million.

The significant assets consisted of cash of $5.3 million, amounts receivable and prepaids of $8.0 million, investments of $17.0 million, digital currencies of $170.0 million, data centre equipment of $177.5 million, long-term receivable of $1.8 million, long term deposits of $59.7 million, and right of use assets of $12.6 million.

Total Liabilities

Total liabilities increased to $63.2 million as at March 31, 2022 from $50.2 million as of March 31, 2021, primarily due to an additional mortgage balance of $9.4 million associated with the GPU Atlantic Acquisition and an increase in accounts payable and accrued liabilities of $8.9 million, increase in lease liability of $9.6 million, which was offset by a decrease in convertible loans of $11.4 million and, decrease in loans payable of $5.8 million.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2022

During the three-month period ended March 31, 2022, the Company recorded net loss before tax of $26.7 million (Q4 F2021 - net income of $14.5 million).

Revenue:

  Revenue of $49.8 million, including the mining of 6,325 Ethereum and 787 Bitcoin.

Operating expenses:

  Operating and maintenance costs were $26.9 million consisting of fees paid to suppliers including local electricity providers, as well as service provider Blockbase, and includes electricity, daily monitoring and maintenance and all other costs directly related to the maintenance and operation of the data centre equipment; and
  Depreciation for the quarter of $35.5 million related to the Company's data centre equipment and right of use assets.

Gain on sale of digital currencies:

  The Company sold digital currencies and received proceeds of $38.4 million during the three-month period ended March 31, 2022; the Company recognized a loss on sale of $9.6 million in relation to the sale of digital currencies with a cost base of $48.0 million.

Revaluation of digital currencies:

  The Company recorded a gain of $1.1 million related to the quarterly revaluation of its portfolio of digital currencies.

Other items:

  Share based compensation expense of $1.3 million in relation to the options and restricted share units vested in the period;
  Foreign exchange gain of $6.3 million;
  Gain on sale of mining assets of $2.2 million;
  Change in fair value of contingent consideration of $1.4 million;
  Impairment of goodwill and intangibles of $13.3 million;
  Change in fair value of derivative liability of $10.1 million; and
  Finance expense of $0.7 million.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

RESULTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2022

During the year ended March 31, 2022, the Company recorded net income before tax of $82.0 million (F2021 - $24.3 million).

Revenue:

  Revenue of $209.6 million from the mining of digital currencies, including 31,840 Ethereum and 2,366 Bitcoin; and
  Hosting revenue of $1.6 million earned from the hosting of ASIC miners for clients.

Operating expenses:

  Operating and maintenance costs were $47.3 million consisting of fees paid to suppliers including local electricity providers, as well as service provider Blockbase, and includes electricity, daily monitoring and maintenance and all other costs directly related to the maintenance and operation of the data centre equipment; and
  Depreciation for the year of $67.0 million related to the Company's data centre equipment and right of use assets.

Gain on sale of digital currencies:

  The Company sold digital currencies and received proceeds of $117.2 million during the year ended March 31, 2022; the Company recognized a gain on sale of $7.1 million in relation to the sale of digital currencies with a cost base of $110.1 million.

Revaluation of digital currencies:

  The Company recorded a gain of $24,579 related to the quarterly revaluation of its portfolio of digital currencies.

Other items:

  Share based compensation expense of $6.8 million in relation to the options and restricted share units vested in the period;
  Foreign exchange gain of $3.3 million;
  Gain on sale of mining assets of $2.2 million;
  Change in fair value of contingent consideration of $1.4 million;
  Impairment of goodwill and intangibles of $13.3 million;
  Change in fair value of derivative liability of $10.8 million;
  Gain on sale of subsidiary of $3.2 million; and
  Finance expense of $3.8 million.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2021

During the three-month period ended March 31, 2021, the Company recorded net income before tax of $14.5 million (Q4 F2020 - $1.8 million).

Income:

  Income of $33.4 million from the mining of digital currencies, including 16,451 Ethereum and 189 Bitcoin.

Operating Expenses:

  Operating and maintenance costs were $5.7 million consisting of fees paid to suppliers including local electricity providers, as well as service provider Blockbase, and includes electricity, daily monitoring and maintenance and all other costs directly related to the maintenance and operation of the data centre equipment; and
  Depreciation for the quarter of $5.0 million related to the Company's data centre equipment and right of use assets.

Gain on sale of digital currencies:

  The Company continued to sell digital currencies and received proceeds of $12.8 million during the three-month period ended March 31, 2021; the Company recognized a gain on sale of $3.9 million in relation to the sale of digital currencies with a cost base of $8.9 million.

Revaluation of digital currencies:

  The Company recorded a gain of $16.1 million related to the quarterly revaluation of its portfolio of digital currencies.

General and Administrative Expenses:

  Management fees, salaries, and wages of $195,955 relating to head office and overseas management and director fees;
  Marketing fees and branding fees of $257,615 in relation to marketing programs carried out concurrent with the ongoing branding of the Company's business;
  Office and administration expenses of $1.8 million relating to general corporate expenditures for the Company's offices in Vancouver and Zug;
  Professional fees, advisory and consulting fees of $853,452 consisting of legal, auditing and tax fees indirectly related to the Company's current and future growth plans and consulting fees in relation to corporate development and strategy services; and
  Travel expenses of $3,864 incurred for visits to current and future sites and corporate development, to support the Company's growth plans as well as oversee current operations.

Loss on sale of subsidiary:

  The Company recorded a loss of $23.4 million related to the sale of the net assets of its subsidiary Boden Technologies AB.

Other items:

  Share based compensation expense of $785,399 in relation to the options and restricted share units vested in the period;
  Foreign exchange loss of $367,219; and
  Finance expense of $871,941.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

RESULTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2021

During the year ended March 31, 2021, the Company recorded net income before tax of $24.3 million (2020 loss - $0.8 million).

Income:

  Income of $66.7 million from the mining of digital currencies, including 96,333 Ethereum, 88,689 Ethereum Classic and 595 Bitcoin.

Operating Expenses:

  Operating and maintenance costs were $16.6 million consisting of fees paid to suppliers including local electricity providers, as well as service provider Blockbase, and includes electricity, daily monitoring and maintenance and all other costs directly related to the maintenance and operation of the data centre equipment; and
  Depreciation for the year of $10.9 million related to the Company's data centre equipment and right of use assets.

Gain on sale of digital currencies:

  The Company continued to sell digital currencies and received proceeds of $46.4 million during the year ended March 31, 2021; the Company recognized a gain on sale of $8.0 million in relation to the sale of digital currencies with a cost base of $38.4 million.

Revaluation of digital currencies:

  The Company recorded a gain of $14.8 million related to the quarterly revaluation of its portfolio of digital currencies.

General and Administrative Expenses:

  Management fees, salaries, and wages of $598,629 relating to head office and overseas management and director fees;
  Marketing fees and branding fees of $466,429 in relation to marketing programs carried out concurrent with the ongoing branding of the Company's business;
  Office and administration expenses of $2.1 million relating to general corporate expenditures for the Company's offices in Vancouver and Zug;
  Professional fees, advisory and consulting fees of $2.0 million consisting of legal, auditing and tax fees indirectly related to the Company's current and future growth plans and consulting fees in relation to corporate development and strategy services; and
  Travel expenses of $10,462 incurred for visits to current and future sites and corporate development, to support the Company's growth plans as well as oversee current operations.

Loss on sale of subsidiary:

  The Company recorded a loss of $23.4 million related to the sale of the net assets of its subsidiary Boden Technologies AB.

Other items:

  Share based compensation expense of $1.7 million in relation to the options and restricted share units vested in the year;
  Foreign exchange gain of $1.3 million; and
  Finance expense of $1.2 million.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

SUMMARY OF QUARTERLY RESULTS

The following tables summarize the Company's financial information for the last eight quarters in accordance with IFRS:

		Restated	Restated	Restated
	Q4 2022	Q3 2022	Q2 2022	Q1 2022
	$	$	$	$
Revenue	49,783,515	68,844,789	53,573,052	38,982,673
Net income	(26,688,454)	51,152,393	38,840,802	16,317,388
Basic income per share	(0.36)	0.66	0.51	0.22
Diluted income per share	(0.34)	0.62	0.48	0.21

		Restated
	Q4 2021	Q3 2021	Q2 2021	Q1 2021
	$	$	$	$
Revenue	33,420,171	13,707,879	12,989,592	6,580,282
Net income	(1,823,163)	14,957,738	9,210,973	1,798,694
Basic and diluted income per share	(0.03)	0.22	0.13	0.02

LIQUIDITY AND CAPITAL RESOURCES

The Company commenced earning revenue from digital currency mining in mid-September 2017.  The Company is reliant on external financing to take advantage of growth opportunities while preserving its crypto currency assets.  The Company's ability to continue as a going concern is dependent on the Company's ability to efficiently mine and liquidate digital currencies.

As at March 31, 2022, the Company had a working capital balance of $174.1 million (March 31, 2021 - $97.7 million) and currently has sufficient cash to fund its current operating and administrative costs.

The net change in the Company's cash position as at March 31, 2022 as compared to March 31, 2021 was an decrease of $35.0 million as a result of the following cash flows:

  Cash provided by operating activities of $68.5 million;
  Cash used in investing activities of $214.2 million related to the purchase of mining equipment, investments, and deposits on mining equipment; and
  Cash provided by financing activities of $110.8 million due share offerings, the exercise of stock options, and the issuance of warrants, offset by lease and debt payments.

OUTSTANDING SHARE DATA

At March 31, 2022 and at the date of this report, the following securities were outstanding:

Total Outstanding as of:	March 31, 2022	Date of this report:	Exercise price range:
Shares outstanding	82,241,988	82,248,988
Restricted Share Units	61,500	54,500
Stock options	2,846,516	2,846,516	C$1.35 - C$25.35
Warrants	3,573,727	3,573,727	C$6.20 - C$30.00

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

RECONCILIATIONS OF NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-IFRS measures in this document.  The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company.  These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Gross Mining Margin

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, it is helpful to investors to use the gross mining margin to evaluate the Company's performance and ability to generate cash flows and service debt. The Gross mining margin is defined as revenue less direct cash costs, being operating and maintenance costs.  Accordingly, this measure does not have a standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides illustration of the calculation of the gross mining margin for the last four quarters:

Calculation of Gross Mining Margin:	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Revenue (1)	$49,783,515	$68,844,789	$53,573,052	$38,982,673
Less:
Operating and maintenance costs:	(26,910,860)	(6,526,317)	(7,593,349)	(6,220,684)
Gross Mining Margin	$22,872,655	$62,318,472	$45,025,745	$31,019,083

Gross Mining Margin %	46%	91%	86%	83%

(1) As presented on the statements of income (loss) and comprehensive income (loss).

EBITDA & Adjusted EBITDA

The Company uses EBITDA and Adjusted EBITDA as a metric that is useful for assessing its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

EBITDA is net income or loss from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization.

Adjusted EBITDA is EBITDA adjusted for removing other non-cash items, including share-based compensation, non-cash effect of the revaluation of digital currencies and one-time transactions.

The following table provides illustration of the calculation of EBITDA and Adjusted EBITDA for the last four quarters:

Calculation of EBITDA & Adjusted EBITDA:	Q4 F2022	Restated Q3 F2022	Restated Q2 F2022	Restated Q1 F2022
Net income	(26,688,454)	51,152,393	38,840,802	16,317,388
Add the impact of the following:
Finance expense	736,835	1,338,151	305,147	319,644
Depreciation	35,503,723	14,992,288	9,626,529	6,899,182
Tax expense	2,416,000	-	-	-
EBITDA	11,968,104	67,482,832	69,759,556	20,744,028
Revaluation of digital currencies	(1,082,011)	1,083,669	(1,702,190)	1,675,953
Revaluation of derivative liability	(10,131,608)	(590,837)	(914,392)	885,612
Revaluation of contingent consideration	(1,368,472)
Loss (gain) on sale of subsidiary	-	-	-	(3,171,275)
Impairment of goodwill and intangibles	13,330,029	-	-	-
Gain on sale of mining assets	(2,206,531)	-	-	-
Share-based compensation	1,279,573	1,672,614	1,478,637	2,322,426
Adjusted EBITDA	11,789,084	69,648,278	52,305,164	29,273,518

(1) As presented on the statements of income (loss) and comprehensive income (loss).

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

RELATED PARTY TRANSACTIONS

The Company had the following related party transactions not otherwise disclosed in these consolidated financial statements:

(a) As at March 31, 2022, the Company had $22,275 (March 31, 2021 - $49,288) due to directors for the reimbursement of expenses included in accounts payable and accrued liabilities.

(b) As at March 31, 2022, the Company had $nil (March 31, 2021 - $2,938) due to a company controlled by a director of the Company included in accounts payable and accrued liabilities.  For the year ended March 31, 2022, the Company paid $275,441 (March 31, 2021 - $nil) to this company for marketing services.

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers.

For the year ended March 31, 2022, key management compensation includes salaries and wages paid to key management personnel and directors of $766,858 (March 31, 2021 - $743,684) and share-based payments of $3,438,158 (March 31, 2021 - $1,326,049).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company has prepared the consolidated financial statements in accordance with IFRS. Significant accounting policies are described in Note 2 of the Company's financial statements as at and for the year ended March 31, 2022.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.

The Company's significant judgements are detailed in Note 3 to the consolidated financial statements for the year ended March 31, 2022, and include: functional currency, classification of digital currencies as current assets, asset acquisitions, and revenue from digital currency mining.

The Company's significant estimates are detailed in Note 4 to the consolidated financial statements for the year ended March 31, 2022 and include: determination of asset fair values and allocation of purchase consideration, carrying value of assets, depreciation, deferred taxes, digital currency valuation and share-based compensation.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed, in varying degrees, to a variety of financial related risks. The fair value of the Company's financial instruments, including cash, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short-term nature.  The type of risk exposure and the way in which such exposure is managed is provided in Note 25 to the consolidated financial statements for the year ended March 31, 2022.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

DIGITAL CURRENCY AND RISK MANAGEMENT

Digital currencies are measured using level two fair values, determined by taking the rate from quoted price from the exchanges which the Company most frequently uses, with no adjustment.

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions.  The profitability of the Company is directly related to the current and future market price of coins; in addition, the Company may not be able liquidate its inventory of digital currency at its desired price if required.  A decline in the market prices for coins could negatively impact the Company's future operations.  The Company has not hedged the conversion of any of its coin sales or future mining of digital currencies.

Digital currencies have a limited history and their fair value historically has been very volatile.  Historical performance of digital currencies is not indicative of their future price performance.  The Company's digital currencies currently consist of Bitcoin, Ethereum, and Ethereum Classic. The table below shows the impact for every 10% variance in the price of each of these digital currencies on the Company's earnings before tax, based on their closing prices at March 31, 2022.

Impact of 10% variance in price
Bitcoin	$11,755,998
Ethereum	5,230,171
Ethereum Classic	2,932

RISKS AND UNCERTAINTIES

The Company faces several risks that are related to both the general cryptocurrency business as well as the Company's business model.  The risk factors described below summarize and supplement the risk factors contained in the Company's continuous disclosure filings, and this MD&A, all of which are available on SEDAR at www.sedar.com and on the SEC's EDGAR system at www.SEC.gov/EDGAR, and should be read in conjunction with the more detailed risk factors outlined therein.

The Company is exposed to risk related to the volatility/momentum pricing of any underlying digital currency mined by the Company and held in inventory - wide fluctuations in price, speculation, negative media coverage (highlighting for example, regulatory actions and lawsuits against industry participants) and downward pricing may adversely affect investor confidence, and ultimately, the value of the Company's digital currency inventory which may have a material adverse affect on the Company, including an adverse effect on the Company's profitability from current operations.  The Company is also at risk due to the volatility of network hashrates (and lag between network hashrate and underlying cryptocurrency pricing), which may have an adverse effect on the Company's costs of mining.  The Company is also at risk due to volatility in energy (electricity) pricing, a key factor in the Company's profitability of its mining operations, which is subject to, among other things, government regulation and natural occurrences (including weather) which affect pricing.

The Company holds it digital currencies in cold storage solutions not connected to the internet.  The Company may not be able to liquidate its digital currency inventory at economic values, or, if one or more such storage solutions failed, at all.  Due to the infancy of the cryptocurrency industry, the Company may have restricted access to services available to more mainstream businesses (for example, banking services).  The general acceptance and use of digital currencies may never gain widespread or significant acceptance, which may materially adversely affect the value of the Company's digital currency inventory and long-term prospects.

An additional risk to the Company arises from the potential shift from blockchains using  a proof-of-work validation model (such as the Ethereum network) to a proof-of-stake model.  The current proposal for Ethereum's shift to proof of stake has several unknown variables, including uncertainty over timing, execution and ultimate adoption; and there is not yet a definitive plan that is established and approved.  As a result of these uncertainties, the Company cannot estimate the impact of a potential change to proof of stake on operations but may see its competitive advantages decrease over time if a proof-of-stake standard is adopted.  This change may have a material adverse effect on the Company.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

The Company also faces risk relating to the impact of the timing and exchange rate fluctuations resulting from the remittance and receipt back of value added taxes where applicable, as well as risks related to the imposition and quantum of value added taxes in jurisdictions where the Company operates.  Due to the newness of the industry, there exists the possibility that the tax treatment of digital currencies becomes less favourable, which could have a material adverse effect on the Company.

The Company may be required to sell its digital currency inventory in order to pay for its ongoing expenses (and in particular, expenses to maintain the Company's facilities), and such sales may not be available at economic values.  The sale of our digital currency assets to pay expenses may reduce the attractiveness of the Company as an investment, which would negatively impact our share price.

Given the novelty of digital currency mining and associated businesses, insurance covering crypto assets is generally not available, or uneconomical for the Company to obtain.  As a result, we may have inadequate insurance coverage.  While the Company takes measures to mitigate against losses of phyical equipment, facility damage and mined digital currency held in inventory, our insurance may be inadequate to cover such losses, especially the loss of digital currency.  In particular, we may be unduly exposed to loss as a result of cybercrime (hacking).

In terms of regulatory risks, governments may take action in the future that prohibit or restrict the right to acquire, own, hold, sell, use or trade digital currencies or exchange digital currencies for fiat currency.  Such restrictions, while impossible to predict, could result in the Company liquidating its digital currencies inventory at unfavorable prices which may have a material adverse affect on the Company.  The Company may liquidate a portion of its digital currency inventory, partially to mitigate against the aforementioned risk.

The Company also has risks associated with the continually evolving tax and regulatory environments in the countries where we operate, as described more fully under the heading "Industry subject to evolving regulatory and tax landscape" in the Outlook section above.  Any final decisions by tax or regulatory agencies with jurisdiction over the Company may have a material adverse impact on the Company's financial position and operations.

Some jurisdictions have taken steps to limit or disallow entirely the use of fossil fuels to generate energy for crypto currency mining.  Some jurisdictions have indicated that in the event their electrical grids are over-taxed by demand for electricity, allocation of power to crypto currency mining would be one of the first allocations to be curtailed or eliminated during periods of high demand.  While the Company's facilities are located in juridictions that have historically been friendly to crypto mining, there is no assurance that such policies will continue.  In particular, the political environment may be subject to change as aging electrical grids are called upon to carry more electricity to meet seasonal demands.

The Company cautions that current global uncertainty with respect to the spread of the COVID-19 virus and its effect on the broader global economy may have a significant negative effect on the Company. In particular, as a result of the uncertainty surrounding the impact of COVID-19 on global supply chains, including increased shipping costs and delays in obtaining equipment from China, the Company faces risks that the Company's program to update and expand the Company's GPU equipment will not be completed and delivered as currently anticipated, which may cause material adverse effects on the Company's operations and results. Further, while the precise impact of the COVID-19 virus on the Company remain unknown, rapid spread of the COVID-19 virus may have a material adverse effect on global economic activity and can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

HIVE has undertaken a program to upgrade and expand its GPU equipment to maintain its Ethereum mining industry footprint. HIVE intended to complete this project by the end of calendar year 2021, however the negative impact on the global supply chain related to the COVID-19 pandemic has presented challenges including increased shipping costs and obtaining equipment from China on a timely basis, which has led to delays of the project into calendar year 2022.  Additionally, the Company faces uncertainty in the availability of equipment from suppliers as it relates to the Company's ASIC equipment.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Management Discussion and Analysis contains certain "forward-looking information" within the meaning of Canadian and United States securities legislation.  Forward-looking information is based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Forward-looking information in this Management Discussion and Analysis includes information about the Company's use and profitability of the Company's computing power; plans for an aggressive growth and scaling up strategies; the Company's strategic partnership with Blockbase, including expected enhancements of the efficiency of the Company's GPU mining operations and reduced cost thereon; the Company's strategy to rapidly acquire, develop and operate data centres and potential growth of the Company's computing capacity; the Company's program to upgrade and expand its GPU equipment to maintain its Ethereum mining industry footprint, including timing thereof; expected electrical and mining capacity; the Company's plans to upgrade and expand its GPU equipment; the Company's plans to manage its data centres and trading operations from Bermuda; the value of the Company's digital currency inventory; the business goals and objectives of the Company, and other forward-looking information including but not limited to information concerning the intentions, plans and future actions of the Company.

The forward-looking information in this Management Discussion and Analysis reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company.  In connection with the forward-looking information contained in this Management Discussion and Analysis, the Company has made assumptions about the expected delivery time for GPU equipment; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business.  The Company has also assumed that no significant events occur outside of the Company's normal course of business.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

This Management Discussion and Analysis also contains "financial outlook" in the form of gross mining margins, which are intended to provide additional information only and may not be an appropriate or accurate prediction of future performance and should not be used as such.  The gross mining margins disclosed in this Management Discussion and Analysis are based on the assumptions disclosed in this Management Discussion and Analysis, which assumptions are based upon management's best estimates but are inherently speculative and there is no guarantee that such assumptions and estimates will prove to be correct.

Risk factors that could cause future results to differ materially from those anticipated in these forward-looking statements and financial outlook are described in the Risk Factors contained in this Management Discussion and Analysis, and the Risk Factors contained the Company's various filings on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/EDGAR).  Readers are cautioned not to place undue reliance on forward-looking information or financial outlook, which speak only as of the date hereof.  We undertake no obligation to publicly release the results of any revisions to forward-looking information or financial outlook that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events except as required by law.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with National Instrument (“NI”) 52-109 (Certification of Disclosure in Issuer’s Annual and Interim Filings) adopted in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer and Chief Financial Officer of the Company will file a Full Certificate in accordance with Form 52-109F1 with respect to the financial information contained in the unaudited condensed interim financial statements and the audited annual financial statements and respective accompanying Management’s Discussion and Analysis.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

Evaluation of Disclosure Controls and Procedures

Prior to the filing of this Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 31, 2022 (this “MD&A”) and under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (the "Evaluation") as of the last day of the period covered by this MD&A.  For this purpose, we involved a third party consultant.

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that we file or submit is recorded, processed, summarized and reported within the time periods specified by IFRs and PCAOB standards. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

Our management assessed the effectiveness of our internal control over financial reporting as of the last day of the period covered by this report. In making this assessment, our management, with the assistance of a consultant, used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework. Based on our evaluation under the COSO Framework, our management concluded that a deficiency in the operating effectiveness of the internal controls represented a material weakness in our internal control over financial reporting and, therefore, the Company did not maintain effective internal controls over financial reporting as of March 31, 2022.

The material weakness present relates to the improper designed control procedures for review of complex accounting and financial reporting issues in the valuation of the derivative liability and impairment testing of goodwill and intangible assets. The combination of control deficiencies that resulted in these material weaknesses were related to insufficient resources to properly execute the designed controls or perform an effective review over certain manual controls related to the financial statement close process.

The principal weakness is a need for additional senior accounting personnel for accounting management and oversight.  One member of our accounting staff (who joined as part of the acquisition of GPU 1 in New Brunswick) resigned and left the industry during the relevant period.  The Company subsequently hired a new senior accounting manager in the 4th quarter of fiscal 2022 and is looking to hire another person with a certified public accountant’s skill set in order to rectify this deficiency and ensure best practices in accounting management and oversight going forward.  In addition to adding accounting staff, the Company also has engaged financial consultants with expertise in the crypto industry.  Their contribution is ongoing as of the filing of this annual report in Canada and the United States.

In particular, management believes that this staffing weakness gave rise to the failure of the Company to identify an error in the calculation of the fair value, and therefore the allocation of value, of convertible debentures issued in the fiscal 2021 period.  The Company’s accounting team later identified an incorrect share price that was used in the valuation of a liability using the Black Scholes model. The fair value of a derivative noncash liability was increased by $6,319,247 with a corresponding charge to the consolidated statement of income and comprehensive income.  The error had a noncash impact on the consolidated statement of financial position as at March 31, 2021, giving rise to the restatement for that period contained in this annual report.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

In addition, there were certain estimates used in the model for impairment of goodwill and intangible assets utilized certain estimates which were not subject to the Company’s manual review process and resulted in an impairment charge of $13,330,029 over goodwill and intangible assets.

Inherent Limitations of the Effectiveness of Internal Control

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. As we go forward in the current fiscal year, our internal controls over financial reporting increasingly will give effect to those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls will prevent or detect all errors and all fraud.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.  Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional information relating to the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/EDGAR.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations March 31, 2022 Expressed in US Dollars unless otherwise indicated

FURTHER INFORMATION

Additional information relating to the Company, including filings that the Company has made and may make in the future with applicable securities authorities, may be found on or through SEDAR at www.sedar.com, EDGAR at www.sec.gov/EDGAR or the Company's website at www.hiveblockchain.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Company's securities and securities authorized for issuance under equity compensation plans, is also contained in the Company's most recent management information circular for the most recent annual meeting of Shareholders of the Company. In addition to press releases, securities filings and public conference calls and webcasts, the Company intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following the Company's press releases, securities filings, and public conference calls and webcasts. This list may be updated from time to time.

SUBSEQUENT EVENT

On May 24, 2022, the Company proceeded with the consolidation (the "Consolidation") of its common shares ("Common Shares") on the basis of five (5) pre-Consolidation Common Shares for one (1) post-Consolidation Common Shares. As of the date hereof, there are 411,209,923 Common Shares issued and outstanding. On a post-Consolidation basis, the Company shall have approximately 82,241,984 Common Shares issued and outstanding. No fractional Common Shares will be issued as a result of the Consolidation. Any fractional interest in Common Shares that is less than 0.5 of a Common Share resulting from the Consolidation will be rounded down to the nearest whole Common Share, and any fractional interest in Common Shares that is equal to or greater than 0.5 of a Common Share will be rounded up to the nearest whole Common Share.

As a result of the Consolidation, the number of listed HIVE Warrants outstanding shall not be altered; however, the exercise terms shall be adjusted in accordance with the terms of the warrant indenture dated November 30, 2021, such that on a post-Consolidation basis, five (5) HIVE Warrants shall be exercisable for one (1) post-Consolidation Common Share, upon the payment of an adjusted price of CAD$30.00. Consequently, holders of HIVE Warrants will be entitled to receive one (1) post-Share Consolidation Common Share upon exercising five (5) HIVE Warrants and paying an aggregate of CAD$30.00.